Exhibit 99

	For Release:	August 1, 2008
	Investor:	Tim Thorp
	Contact:	218-723-3953
tthorp@allete.com

NEWS

ALLETE reports second quarter earnings and reaffirms 2008 earnings guidance

ALLETE, Inc. (NYSE: ALE) today reported second quarter 2008 earnings of 37 cents per share, which were consistent with the company’s expectations. CEO Don Shippar said the company reaffirms its previously stated earnings guidance of a range from $2.70 to $2.90 per share for 2008.

Second quarter 2008 net income was $10.7 million on operating revenue of $189.8 million, compared to $22.6 million of net income and $223.3 of operating revenue in the corresponding period a year ago. Last year’s results included two major property sales, resulting in net income of $11.5 million for the company’s real estate segment. Real estate income in the second quarter this year was $2.5 million, or about 31 cents per share lower than in 2007.

Earnings in the regulated utility segment were $5.2 million in the second quarter of 2008, compared to $6.1 million a year ago. Depreciation and interest expense were higher year-over-year as the result of a major capital expenditure program underway at Minnesota Power. Operation and maintenance expenses were also higher in 2008, and margins on sales to other power suppliers were lower.

Income from ALLETE’s “Other” segment declined $2.7 million in the second quarter compared to 2007 partially due to lower earnings on cash and short-term investments. Also, in the second quarter of 2007, the “Other” segment included a positive tax audit settlement and the release from a loan guarantee.

“We expect to record positive earnings for our real estate business despite a difficult market environment,” said Shippar.  “Our energy businesses are performing as we expected they would, and increased interim rates at Minnesota Power that go into effect today will begin to offset increased expenses.”

Shippar added that growth at Minnesota Power will continue as a result of its significant capital expenditure program and the company will also make additional investments in the American Transmission Company.

ALLETE’s corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has significant real estate holdings in Florida. More information about the company is available on ALLETE’s Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

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ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended June 30, 2008 and 2007
Millions Except Per Share Amounts-Unaudited
	Quarter Ended		Year to Date
	2008	2007	2008	2007
Operating Revenue	$189.8	$223.3	$403.2	$428.6
Operating Expenses
Fuel and Purchased Power	75.0	92.9	161.3	170.6
Operating and Maintenance	83.8	84.6	166.2	159.2
Depreciation	12.9	11.9	25.6	23.6
Total Operating Expenses	171.7	189.4	353.1	353.4
Operating Income	18.1	33.9	50.1	75.2
Other Income (Expense)
Interest Expense	(7.2)	(6.1)	(13.9)	(12.4)
Equity Earnings in ATC	3.6	3.2	7.0	6.1
Other	2.5	4.1	11.1	8.7
Total Other Income (Expense)	(1.1)	1.2	4.2	2.4
Income Before Minority Interest and Income Taxes	17.0	35.1	54.3	77.6
Income Tax Expense	6.2	11.2	19.9	27.3
Minority Interest	0.1	1.3	0.1	1.4
Net Income	$10.7	$22.6	$34.3	$48.9

Average Shares of Common Stock
Basic	28.8	28.2	28.7	28.1
Diluted	28.9	28.3	28.8	28.2
Basic Earnings Per Share of Common Stock	$0.37	$0.80	$1.19	$1.74

Diluted Earnings Per Share of Common Stock	$0.37	$0.80	$1.19	$1.73

Dividends Per Share of Common Stock	$0.43	$0.41	$0.86	$0.82

Consolidated Balance Sheet
Millions-Unaudited
	Jun. 30,	Dec. 31,		Jun. 30,	Dec. 31,
	2008	2007		2008	2007
Assets			Liabilities and Shareholders' Equity
Cash and Short-Term Investments	$99.1	$46.4	Current Liabilities	$142.0	$137.1
Other Current Assets	140.1	168.1	Long-Term Debt	538.5	410.9
Property, Plant and Equipment	1,224.3	1,104.5	Other Liabilities	349.1	353.6
Investments	208.3	213.8	Shareholders' Equity	759.2	742.6
Other	117.0	111.4
Total Assets	$1,788.8	$1,644.2	Total Liabilities and Shareholders' Equity	$1,788.8	$1,644.2

	Quarter Ended		Year to Date
	June 30,		June 30,
ALLETE, Inc.	2008	2007	2008	2007
Income (Loss)
Millions
Regulated Utility	$5.2	$6.1	$23.3	$24.9
Nonregulated Energy Operations	1.2	0.6	1.4	2.8
ATC	2.0	1.9	4.0	3.7
Real Estate	2.5	11.5	2.0	14.6
Other	(0.2)	2.5	3.6	2.9
Net Income	$10.7	$22.6	$34.3	$48.9
Diluted Earnings Per Share	$0.37	$0.80	$1.19	$1.73

Statistical Data
Corporate
Common Stock
High	$46.11	$51.30	$46.11	$51.30
Low	$38.82	$45.39	$33.76	$44.93
Close	$42.00	$47.05	$42.00	$47.05
Book Value	$24.51	$23.23	$24.51	$23.23

Kilowatthours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	239.2	231.7	601.8	573.3
Commercial	307.6	320.9	667.2	673.1
Municipals	226.6	229.2	499.5	495.6
Industrial	1,788.9	1,734.0	3,612.1	3,439.4
Other	19.2	19.0	41.5	41.3
Total Retail and Municipal	2,581.5	2,534.8	5,422.1	5,222.7
Other Power Suppliers	375.1	513.0	779.2	1,036.9
Total Regulated Utility	2,956.6	3,047.8	6,201.3	6,259.6
Nonregulated Energy Operations	59.7	59.8	108.3	123.5
Total Kilowatthours Sold	3,016.3	3,107.6	6,309.6	6,383.1

Real Estate
Town Center Development Project
Commercial Square Footage Sold	-	435,000	-	435,000
Residential Units	-	130	-	130

Palm Coast Park Development Project
Commercial Square Footage Sold	-	40,000	-	40,000
Residential Units	-	406	-	406

Other Land
Acres Sold	49	-	51	367

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.